02035051

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

May 8, 2002

Retalix Limited
(Formerly Point of Sale Limited)
(Translation of Registrant's Name into English)

10 Zarhin Street, Ra'anana 43000, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F..✓...Form:40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes....... No..✓..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......

- On February 12, 2002 the registrant presented its shareholders the material annexed herewith as an exhibit to this form 6-K report.
- On March 19, 2002 the registrant presented its shareholders the material annexed herewith as an exhibit to this form 6-K report.
- On April 8, 2002 the registrant presented its shareholders the material annexed herewith as an exhibit to this form 6-K report.
- On April 10, 2002 the registrant presented its shareholders the material annexed herewith as an exhibit to this form 6-K report.
- On April 23, 2002 the registrant presented its shareholders the material annexed herewith as an exhibit to this form 6-K report.
- On April 24, 2002 the registrant presented its shareholders the material annexed herewith as an exhibit to this form 6-K report.
- On April 30, 2002 the registrant presented its shareholders the material annexed herewith as an exhibit to this form 6-K report.

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Retalix Limited
(Registrant)

January 31, 2002.

By: ....
Guy Geri
Controller

Retalix

Contact Information:

Coffin Communications Group
15300 Ventura Boulevard, Suite 303
Sherman Oaks, CA 91403
(818) 789-0100
Crocker Coulson, Partner
crocker.coulson@coffincg.com

Retalix Ltd.
Barry Shaked, CEO
Danny Moshaioff, CFO
Retalix Ltd.
(011) 972-9-776-6677

FOR IMMEDIATE RELEASE

Retalix Ltd. Announces Fourth Quarter and Year End 2001 Results

- **Year 2001 revenues increase 64% to record $59.3 million**
- **Net income of $4 million, or $0.33 per diluted share, in 2001**

Ra'anana, Israel, February 12, 2002 – Retalix Ltd., (Nasdaq: RTLX), a leading provider of integrated enterprise-wide software solutions for the retail food industry worldwide, today announced its operating results for the fourth quarter ended December 31, 2001.

Revenues for the three months ended December 31, 2001 were a record $15.5 million, an increase of 17% from $13.2 million in the fourth quarter of 2000. Net income for the quarter was $635,000, or $0.05 per fully diluted share, as compared to net loss of $427,000, or $0.04 per share, in the fourth quarter of 2000.

For the year 2001, the Company reported record revenues of $59.3 million, an increase of 64% as compared to revenues of $36.1 million in 2000. The Company realized a net profit for the year of $4.0 million, or $0.33 per fully diluted share, as compared to a net loss of $1.8 million, or $0.16 per share, for the year 2000.

Business highlights for Q4 2001:

- Record revenues of $15.5 million in Q4
- Operating profitability for the fourth quarter and full year 2001
- Casey's General Stores, a 1,300 store Midwest Convenience Store chain, selects *StorePoint* for pilot project
- Travel center chain Welcome Break chooses to pilot *StorePoint* Fuel as the future system for its Shell and BP branded sites
- Retalix *StoreLine* point-of-sale system, showcased at world-wide launch of Microsoft's Embedded XP in late November
- Implementation of Retalix's mobile *PocketOffice* at Tesoro, first order received from Pilot Oil
- *StoreLine* selected for Tier-Two customers in Israel
- Balance sheet remains strong with over $27 million in cash and equivalents, at year end

"2001 was a year of tremendous achievement for Retalix," commented Barry Shaked, CEO and President of Retalix. "We achieved top-line growth in excess of 60% and consistent operating profitability, inclusive of an aggressive level of investment in our suite of browser-based head-office and eMarketplace Applications. We added to the roster of leading global retailers using Retalix's software solutions. We expanded our marketing reach into new market segments and new parts of the globe. We achieved a critical mass of participating retailers and manufacturers for StoreAlliance Israel. And we made major strides in developing Web-based software solutions that we believe will power the future of global retailing."

Expenditures on research and development increased 2% to $3.7 million in the fourth quarter of 2001, from $3.6 million in the fourth quarter of 2000. Sales and marketing expenditures increased 18% to $3.8 million for the fourth quarter of 2001, from $3.2 million in 2000. For the year, R&D expense increased 21% to $14.6 million and sales and marketing increased 47% to $14.5 million. These increases reflect the Company's ongoing commitment to its browser based application platform and eMarketplace initiatives in Israel and the U.S. They are also a result of the expansion of sales and marketing activities related to increased penetration in the C-Store and Tier-Two Grocery market sectors in North America, as well as the launch and implementation of new products such as its suit of e-commerce applications in Europe and its Windows CE-based mobile solution for C-Stores.

"In the fourth quarter, we achieved important wins in the U.S. such as the pilot project for Casey's General Stores, which operates 1300 stores in the Midwest. In the UK we were selected by Welcome Break to pilot our *StorePoint Fuel* solution, with the intention of later replacing the current fuel system in their Shell and BP branded sites. This is our first implementation of *StorePoint Fuel* in Europe," Shaked continued.

"On the technology side, we completed the implementation of *StoreLine* on the Linux operating system. Customer-driven innovation continues to be the key drive

to offer hardware neutrality, scalability, unmatched flexibility and integration is increasingly attractive as retailers combine multiple store formats and pursue global growth. The breadth of functionality and versatility of our solutions is enabling us to increase market penetration and achieve customer wins at some of the largest and most innovative names in food retailing.

"Our relationships with global retailers such as Tesco, Albertsons, Delhaize and other major retailers continue to deepen and expand. More and more we are taking on the role of strategic IT partner, working with them to integrate multiple sales channels and reduce their hardware installation and maintenance costs. This offers us the potential to grow with our clients as they expand geographically and through acquisitions.

"In 2002, a number of tier-one food retailing chains will face the need to upgrade their decade-old installed POS systems, creating the opportunity for Retalix to grow its market share at the top end of the market. We will also be focusing on developing programs to accelerate the growth of our e-marketplace businesses in the U.S. and Israeli markets, so as to extend the benefits of sophisticated information systems to smaller retailers and chains.

consistently profitable and cash flow positive, with operating income increasing significantly by

He noted that the company's financial condition remains strong, with current financial reserves of over $27 million, and shareholder's equity of $49.1 million.

About Retalix Ltd.

Retalix Ltd., with headquarters in Israel, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. Recently, the Company expanded its product line by offering its head and back-office applications via the Internet to small chains and single store food retailers. With installations in more than 20,000 stores and quick service restaurants across 41 countries, the Company markets its software solutions through direct sales, distributors, local dealers and through its U.S. subsidiary, Retalix USA, Inc., and its various other subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's Ordinary Shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web sites at www.retalix.com or www.storealliance.com.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its Retalix e-Marketplace Application (REMA) technology and services, the potential benefits to food retailers and suppliers, the conversion of sales leads into customers and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2000, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

(FINANCIAL TABLES BELOW)

RETALIX LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2001

	December 31	
	2001	2000
	U.S. $ in thousands	
	(Audited)	
A s s e t s		
CURRENT ASSETS:		
Cash and cash equivalents	9,200	14,546
Short-term bank deposits	16,397	3,299
Marketable securities	1,784	3,892
Accounts receivable:		
Trade	17,017	16,452
Other	3,816	1,244
Deferred income taxes		203
Inventories	1,822	1,759
Loan to associated company		501
T o t a l current assets	50,036	41,896
NON-CURRENT ASSETS:		
Deferred income taxes	578	283
Long-term bank deposit	206	129
Long-term loans to employees	388	248
Amounts funded in respect of employee rights upon retirement	2,587	2,084
Other	237	141
	3,996	2,885
FIXED ASSETS:		
Cost	21,810	16,867
L e s s - accumulated depreciation	9,660	5,372
	12,150	11,495
OTHER ASSETS AND DEFERRED CHARGES, net of accumulated amortization	20,601	16,666
	86,783	72,942

RETALIX LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2001

	December 31	
	2001	2000
	U.S. $ in thousands	
	(Audited)	
Liabilities and shareholders' equity		
CURRENT LIABILITIES:		
Short-term bank credit	966	302
Current maturities of long-term loans from banks	5,816	4,283
Accounts payable and accruals:		
Trade	2,822	1,383
Employees and employee institutions	2,394	2,021
Other	1,835	3,123
Deferred income taxes	8	
Deferred revenues	5,123	1,795
Total current liabilities	18,964	12,907
LONG-TERM LIABILITIES:		
Long-term loans, net of current maturities	13,160	14,418
Employee rights upon retirement	3,885	3,682
Total long-term liabilities	17,045	18,100
Total liabilities	36,009	31,007
MINORITY INTERESTS	1,714	106
SHAREHOLDERS' EQUITY:		
Share capital - ordinary shares of NIS 1.00 par value (authorized: 25,000,000 shares; issued and outstanding: December 31, 2000 - 11,313,049 shares; December 31, 2001 – 11,721,229 shares)	3,427	3,331
Additional paid in capital	29,463	26,174
Deferred stock compensation	(199)	
Retained earnings	16,369	12,324
Total shareholders' equity	49,060	41,829
	86,783	72,942

RETALIX LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEAR AND THREE-MONTH PERIODS ENDED DECEMBER 31, 2001

	Year ended December 31,		Three months ended December 31	
	2001	2000	2001	2000
	(Audited)		(Unaudited)	
	U.S. $ in thousands (except per share data)			
REVENUES:				
Product sales	34,333	22,457	8,923	8,510
Services and projects	24,953	13,613	6,548	4,680
Total revenues	59,286	36,070	15,471	13,190
COST OF REVENUES:				
Cost of product sales	7,135	4,916	1,851	2,248
Cost of services and projects	8,831	4,328	2,228	1,681
Total cost of revenues	15,966	9,244	4,079	3,929
GROSS PROFIT	43,320	26,826	11,392	9,261
OPERATING EXPENSES:				
Research and development expenses, net	14,571	12,063	3,713	3,626
Selling and marketing expenses, net	14,506	9,864	3,833	3,250
General and administrative expenses	12,063	6,881	3,211	2,234
Total operating expenses	41,140	28,808	10,757	9,110
OPERATING INCOME (LOSS)	2,180	(1,982)	635	151
OTHER INCOME (EXPENSES)	2,731	20	37	(6)
FINANCIAL INCOME (EXPENSES), net	(365)	140	7	(251)
INCOME (LOSS) BEFORE TAXES ON INCOME	4,546	(1,822)	679	(106)
TAXES ON INCOME	706	124	241	124
INCOME (LOSS) BEFORE MINORITY INTERESTS	3,840	(1,946)	438	(230)
MINORITY INTERESTS IN LOSSES (PROFITS) OF SUBSIDIARIES	205	145	197	(197)
NET INCOME (LOSS)	4,045	(1,801)	635	(427)
EARNINGS (LOSS) PER SHARE:				
Basic	0.35	(0.16)	0.06	(0.04)
Diluted	0.33	(0.16)	0.05	(0.04)

RETALIX LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR AND THREE-MONTH PERIODS ENDED DECEMBER 31, 2001

	Year ended December 31,		Three months ended December 31	
	2001	2000	2001	2000
	(Audited)		(Unaudited)	
	U.S. $ in thousands			
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income (loss)	4,045	(1,801)	635	(427)
Adjustments required to reconcile net income to net cash provided by (used in) operating activities:				
Minority interests in losses of subsidiaries	(205)	(145)	(197)	197
Change in minority interests		107		107
Depreciation and amortization	5,132	2,217	1,558	786
Capital loss on disposal of fixed assets and from change in percentage of shareholding in consolidated subsidiary	(3,232)	(20)	(38)	(46)
Compensation expenses resulting from shares and options granted to employees	56	6	33	1
Accrued employee rights upon retirement - net	(308)	372	(20)	(33)
Loss (gain) from marketable securities	82	483	(12)	294
Deferred income taxes - net	232	18	275	108
Interest accrued on bank deposits	(3)	(177)		(207)
Erosion of (linkage differences on) long-term loans to employees and interested parties	(11)	11	10	19
Proceeds from sale of marketable securities	6,246	7,885	726	571
Investment in marketable securities	(4,220)	(10,099)	(110)	(22)
Changes in operating asset and liability items:				
Decrease (increase) in account receivable:				
Trade	1,268	(5,964)	(620)	(2,005)
Other	(2,386)	(536)	(755)	(287)
Loan to an associated company	501			
Increase (decrease) in accounts payable and accruals:				
Trade	158	(213)	(845)	(144)
Employees, employee institutions and other	(2,983)	318	(1,228)	(314)
Increase (decrease) in inventories	374	(189)	(107)	(302)
Increase (decrease) in deferred revenues	394	(775)	(706)	217
Net cash provided by (used in) operating activities	5,140	(8,502)	(1,401)	(1,487)

RETALIX LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR AND THREE-MONTH PERIODS ENDED DECEMBER 31, 2001

	Year ended December 31,		Three months ended December 31	
	2001	2000	2001	2000
	(Audited)		(Unaudited)	
	U.S. $ in thousands			
Forward	5,140	(8,502)	(1,401)	(1,487)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Investment in long-term bank deposit	(97)	(80)	(97)	(15)
Proceeds from disposal of an investment in long-term deposit	67	140	11	81
Short-term bank deposits - net	(13,062)	2,325	(3,291)	12,186
Acquisition of subsidiaries consolidated for the first time (a)	21	(5,653)		(1,365)
Loan to an associated company		(501)		
Purchase of fixed assets	(2,234)	(4,466)	(736)	(314)
Amounts carried to other assets				118
Proceeds from disposal of fixed assets	317	218	212	44
Long-term loans to employees and interested parties	(102)	(160)	(71)	(82)
Collection of long-term loans to employees and interested parties	12	35	3	31
Net cash provided by (used in) investing activities	(15,078)	(8,142)	(3,969)	10,684
CASH FLOWS FROM FINANCING ACTIVITIES:				
Long-term loan received from bank	5,102	16,976	4,439	275
Proceeds from issuance of shares of subsidiary to a third party	3,500			
Repayment of long-term loan from bank	(4,384)	(1,387)	(1000)	(1,001)
Issuance of share capital to employees	1,205	269	344	51
Short-term bank credit - net	(831)	50	12	254
Issuance of share capital to minority shareholders in consolidated subsidiary		20		
Collection of loans granted to employees to finance acquisition of Company shares		67		
Net cash provided by (used in) financing activities	4,592	15,995	3,795	(421)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,346)	(649)	(1,575)	8,776
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	14,546	15,195	10,775	5,770
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	9,200	14,546	9,200	14,546

RETALIX LTD.

(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR AND THREE-MONTH PERIODS ENDED DECEMBER 31, 2001

	Year ended December 31, 2001	Year ended December 31, 2000	Three months ended December 31 2000
	(Audited)	(Audited)	(Unaudited)
	U.S. $ in thousands		
(a) Acquisition of subsidiaries consolidated for the first time:			
Assets and liabilities of the subsidiaries at the date of acquisition:			
Working capital (excluding cash and cash equivalents)	4,790	658	346
Long-term deposit		(4)	
Fixed assets – net	(865)	(1,430)	42
Other assets	(625)		
Accrued employee rights upon retirement	8	6	2
Long-term loan	108	144	1
Minority interests in subsidiaries at date of acquisition	1,901		
Goodwill and other intangible assets arising on acquisition	(6,689)	(13,967)	(5,766)
Issuance of share capital	1,393	8,940	4,010
	21	(5,653)	(1,365)

	2001	2000
	U.S. $ in thousands	
	(Audited)	
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION -		
cash paid during the year for:		
Interest	860	582
Income tax	1,305	201

(b) Supplementary information on investing activities not involving cash flows:

(1) In 2000, the Company acquired shares of several subsidiaries in consideration of issuance of share capital at a total value of approximately $10,000,000.

(2) In 2001, the Company acquired shares of a subsidiary in consideration of share capital at a total value of approximately $ 1,393,010. Within the framework of the acquisition the Company took over a shareholder loan in the amount of $ 550,000 of the acquired subsidiary, by issuing additional shares in the same amount.

Retalix

Contact Information:

Coffin Communications Group
15300 Ventura Boulevard, Suite 303
Sherman Oaks, CA 91403
(818) 789-0100
Crocker Coulson, Partner
crocker.coulson@coffincg.com

Retalix Ltd.
Barry Shaked, CEO
Danny Moshaioff, CFO
Retalix Ltd.
(011) 972-9-776-6677

FOR IMMEDIATE RELEASE

Retalix Ltd. Announces Completion of POS and BOS Software Installation for Tesoro Petroleum Corporation

RA'ANANA, Israel, 19th March 2002 - Retalix Ltd., (Nasdaq: RTLX), today announced that Tesoro Petroleum Corporation (NYSE: TSO) has completed a successful roll out of Retalix's point-of-sale and back office software, under the terms of an agreement signed by the two organizations in Dec of 2000. The agreement called for Retalix to install its *StorePoint* software across Tesoro fuel sites in Hawaii, Alaska and the West Coast. The *StorePoint* system is designed for the convenience store and fuel retail environment, offering a broad range of multi-concept in-store applications.

Tesoro Petroleum Corporation is a natural resource company engaged in distributing and marketing petroleum products. Operations include retail outlets at more than 680 sites mainly on the West Coast, Hawaii and Alaska. Tesoro's new Mirastar brand serves motorists at refueling stations adjacent to 58 Wal-Marts across the country.

The roll out comprised of 120 sites in Hawaii, Alaska, Salt Lake City and the West Coast in an 8-week time frame. In addition, Tesoro has completed an evaluation and approval of Retalix's sophisticated HOST management system. Installation will provide Tesoro with a comprehensive "host-to-post" solution capable of managing a diverse range of operational processes including corporate pricebook management, item level inventory, time & attendance, credit authorization, pay-at-pump and fuel management. In addition to HOST, Tesoro has also completed an evaluation of and begun deploying Retalix's advanced *PocketOffice* mobile solutions, a next-generation family of applications running on the latest graphic hand-held devices.

"The Retalix system is providing Tesoro Petroleum Corporation with the information and controls required to manage our retail operations centrally," said Chris Van Matre Retail IT Manager. "This type of functionality can help us lower our costs, improve operations, and provide our customers with the products and services they desire."

"The speed of decision-making and execution within Tesoro is unique," commented Barry Shaked, CEO and President of Retalix. "The company made the decision to purchase *StorePoint* within 2 months, and roll out began 4 months later. Tesoro's strategy is to purchase as much as possible from a single vendor and Retalix are delighted to be that chosen vendor."

About Tesoro Petroleum Corporation

Tesoro Petroleum Corporation is a natural resource company engaged in the refining, distributing and marketing of petroleum products. It also provides marine logistics services. It has assets of more than $2 billion and annual revenues of more than $5 billion. Tesoro is one of the largest independent refining and marketing companies in the Western United States.

About Retalix Ltd.

Retalix Ltd., with headquarters in Israel, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. Recently, the Company expanded its product line by offering its head and back-office applications via the Internet to small chains and single store food retailers. With installations in more than 20,000 stores and quick service restaurants across 41 countries, the Company markets its software solutions through direct sales, distributors, local dealers and through its U.S. subsidiary, Retalix USA, Inc., and its various other subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's Ordinary Shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web sites at www.retalix.com or www.storealliance.com..

__Safe Harbor for Forward-Looking Statements__: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include Tesoros' use of the software, the integration of its systems, and other factors over which Retalix may have little or no control.. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2000, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

# # #

Contact Information:
Coffin Communications Group
15300 Ventura Boulevard, Suite 303
Sherman Oaks, CA 91403
(818) 789-0100
Crocker Coulson, Partner
crocker.coulson@coffincg.com

Retalix Ltd.
Barry Shaked, CEO
Danny Moshaioff, CFO
Retalix Ltd.
(011) 972-9-776-6677

FOR IMMEDIATE RELEASE

Retalix Ltd. Subsidiary *StoreAlliance, Israel* and Tradanet Join Forces as *StoreNext*

- *Venture announces launch of new "Stock-Out Alert" service*

RA'ANANA, Israel, April 8, 2002 - Retalix Ltd., today announced that the Company's subsidiaries *StoreAlliance, Israel* and Tradanet Electronic Commerce Services will be combining their operations. The two retail e-commerce entities will come together under the name *StoreNext.*

Retalix's web-based *StoreAlliance* venture has created a successful e-commerce community within the Israeli retail private sector, while Tradanet operates a similar service for the Tier-1 marketplace. According to *StoreNext* CEO, Moshe Shtoltz, unifying operations was "an entirely logical step, given the unique synergies between our two organizations. The successful integration of our companies is allowing us to offer even greater benefits to all retailers, chains and suppliers in Israel"

The Company also announced that *StoreNext* has launched an innovative new service designed to notify food and other Fast Moving Consumer Goods (FMCG) suppliers when a store is either running low or out-of-stock of a particular product. The "*Stock-Out Alert*" service collates sell-out data from Israel's two leading supermarket chains, Supersol and Blue Square, and the hundreds of independent supermarkets that make up Retalix's online e-community program. The information is transmitted to suppliers via e-mail or an SMS message. The information is then stored in a database, making it possible to analyze sales trends and report on the frequency of particular sales outages. The new service will be available to over 700 stores, representing around 60% of total sales for most suppliers.

Shtoltz noted that stock shortages on FMCG goods are equivalent to lost sales opportunities of around 4%. "An empty shelf is a major concern for both retailer and supplier because it means loss of potential revenue. Stock-Outs also frustrate the consumer who needs to compromise on the choice of product or shop elsewhere. Consequently, he feels short-changed by the level of service he's received."

- more -

In addition to the "*Stock-Out Alert*" service, *StoreNext* has launched a wide variety of marketing and operational information services for suppliers including:

- Promotion and advertising effectiveness based on daily sell-out data from hundreds of stores,
- sales data analysis for assessing the effectiveness of sales and distribution systems
- average retail prices analysis
- execution and follow-up on promotions in the private sector
- an electronic products catalog featuring tens of thousands of items from suppliers.

StoreNext Israel is owned by Retalix Ltd., CBC (Coca-Cola Israel) and DIC Investments.

StoreNext web site: www.StoreNext.co.il

About Retalix Ltd.

Retalix Ltd., with headquarters in Israel, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. Recently, the Company expanded its product line by offering its head and back-office applications via the Internet to small chains and single store food retailers. With installations in more than 20,000 stores and quick service restaurants across 41 countries, the Company markets its software solutions through direct sales, distributors, local dealers and through its U.S. subsidiary, Retalix USA, Inc., and its various other subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's Ordinary Shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web site at www.retalix.com.

Safe Harbor for Forward-Looking Statements: *Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include the integration of Retalix and Tradanet's operational systems and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2000, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.*

# # #

Retalix

Contact Information:

Coffin Communications Group
15300 Ventura Boulevard, Suite 303
Sherman Oaks, CA 91403
(818) 789-0100
Crocker Coulson, Partner
crocker.coulson@coffincg.com

Retalix Ltd.
Barry Shaked, CEO
Danny Moshaioff, CFO
Retalix Ltd.
(011) 972-9-776-6677

FOR IMMEDIATE RELEASE

Retalix, Ltd. Announces Date of First Quarter Conference Call, Affirms Q1 Revenue and Profitability Guidance

Ra'anana, Israel, April 10, 2001 – Retalix, Ltd. (Nasdaq: RTLX) announced today that it expects to report first quarter revenues in excess $16.0 million and operational profitability of over $1.0 million.

"Our customer focus and commitment to invest in leading-edge technologies have been key to maintaining the Company's momentum in the marketplace," said Barry Shaked, CEO of Retalix, Ltd. "Retalix continues to enjoy strong top-line visibility and healthy operating margins, even as we invest in developing the next generation of Web-based applications and e-marketplaces."

The Company will be holding a conference call to discuss results for the first quarter of FY 2002 on Tuesday, April 30, 2002 at 10:30 AM EDT (7:30 AM PDT and 17:30 Israeli Time). Participating in the call will be Retalix, Ltd. CEO Barry Shaked and CFO Danny Moshaioff. Third quarter results will be released on Tuesday, April 30, 2002 at 5:00 AM EDT (2:00 AM PDT and 12:00 Israeli Time).

This conference call will be broadcast live over the Internet and can be accessed by all interested parties at www.retalix.com. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site for 90 days.

About Retalix Ltd.

Retalix Ltd., with headquarters in Israel, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The

Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. Recently, the Company expanded its product line by offering its head and back-office applications via the Internet to small chains and single store food retailers. With installations in more than 20,000 stores and quick service restaurants across 41 countries, the Company markets its software solutions through direct sales, distributors, local dealers and through its U.S. subsidiary, Retalix USA, Inc., and its various other subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's Ordinary Shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web site at www.retalix.com.

###

Retalix

Contact Information:

Coffin Communications Group
15300 Ventura Boulevard, Suite 303
Sherman Oaks, CA 91403
(818) 789-0100
Crocker Coulson, Partner
crocker.coulson@coffincg.com

Retalix Ltd.
Barry Shaked, CEO
Danny Moshaioff, CEO
Retalix Ltd.
(011) 972-9-776-6677

FOR IMMEDIATE RELEASE

Pilot Travel Centers Begins Rollout of Retalix StorePoint Application with Integrated Fuel into All 237 of Their Travel Centers

RA'ANANA, Israel, April 23, 2002 - Retalix Ltd., (Nasdaq: RTLX), today announced that Pilot Travel Centers has begun the rollout of Retalix StorePoint POS solution with integrated fuel and quick service restaurant modules into all 237 of their travel centers. Pilot operates multi-format stores with fuel and over 10 restaurant concepts including Taco Bell, KFC, Arby's, Subway, Wendy's and Pizza Hut. Pilot chose Retalix StorePoint because it offers a seamless integration of scanning, labor management, inventory control, fuel sales and management, and complete quick service restaurant modules all operating from one central database.

Pilot recently acquired 93 Speedway Travel Centers and is in the process of replacing the legacy system installed in those stores with the Retalix StorePoint solution as well, so that all stores operating under the Pilot chain will be able to offer the same services. Currently, Pilot has installed more than 40 stores with StorePoint, and the rollout will continue over the next two years with Pilot installing 2 stores per week.

When asked why Pilot chose Retalix StorePoint, William Kinslow, Director of Technical Services and CIO for Pilot, stated "the integration is the key to the whole StorePoint system and puts Retalix head and shoulders above the competition. StorePoint allows us to not only have seamless integration of all the modules in the store, but also gives us the ability to manage all the data, including the restaurant data, from one central pricebook. We also appreciated the willingness of Retalix to 'Pilotize' the system by making changes to meet our specific requirements."

"For Retalix, Pilot is a great partner and customer because they utilize all aspects of the system including integration of the multi-retail concepts. They have been a beneficial to Retalix in the continued development of StorePoint" says Doug Fick, VP Sales and Marketing, StorePoint for Retalix.

About Pilot

Pilot is the nation's number-one seller of diesel fuel to the trucking industry and a major player in the gasoline, retail and fast-food industries as well. Headquartered in Knoxville, Tenn., Pilot Travel Centers operates 237 travel centers in 38 states. Pilot Corporation also operates 67 convenience stores in three states. Access Pilot online at call Pilot at (800) 562-6210.

About Retalix Ltd.

Retalix Ltd., with headquarters in Israel, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. Recently, the Company expanded its product line by offering its head and back-office applications via the Internet to small chains and single store food retailers. With installations in more than 20,000 stores and quick service restaurants across 41 countries, the Company markets its software solutions through direct sales, distributors, local dealers and through its U.S. subsidiary, Retalix USA, Inc., and its various other subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's Ordinary Shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web sites at www.retalix.com or www.storenext.com.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include the customer's use of the software, the integration of its systems, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2000, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

# # #

Retalix

Contact Information:

Coffin Communications Group
15300 Ventura Boulevard, Suite 303
Sherman Oaks, CA 91403
(818) 789-0100
Crocker Coulson, Partner
crocker.coulson@coffincg.com

Retalix Ltd.
Rick Cumberland, EVP, US Sales & Marketing
Eli Spirer, EVP, US Operations
Retalix Ltd.
469-241-8400
infousa@retalix.com

FOR IMMEDIATE RELEASE

Retalix Ltd. Receives Microsoft Corporation European RAD Award

Ra'anana, Israel, April 24, 2002 – Retalix Ltd., (Nasdaq: RTLX), a leading provider of integrated enterprise-wide software solutions for the retail food industry worldwide, today announced that the Company is the recipient of a Microsoft European RAD (Retail Application Developer) Award. The award is for Retalix's ReMA (Retalix e-Marketplace Applications) solution in the category of Retail Headquarter Applications under the Customer Relationship Management (Loyalty) section.

The RAD awards recognize innovation, vision and excellence in the use of Microsoft technologies and are given to companies that make innovative use of technology as a means of enabling better interaction with customers while demonstrating measurable business improvements. Finalists were evaluated by a panel of leading figures from the retail and technology industries and assessed on a list of criteria that included quantifiable business benefits, ease of adoption and integration capacity.

Retalix's innovative, web-based Loyalty solution provides online management and analysis tools that interact and tightly integrate with the point-of-sale. By making these advanced solutions available over the Internet, the Company is enabling smaller retailers to access sophisticated loyalty services through a Retalix-hosted server farm without the need to invest in complex infrastructure at the local level.

Commenting on the award, Saul Simon, Vice President of Marketing for Retalix, said, "We are delighted to have won the Microsoft European RAD award for Customer Relationship Management. This Loyalty application is just one component in ReMA's broad set of web-based management applications and receiving this award is very encouraging, given our enormous commitment and investment in building this breakthrough platform."

- more -

About Retalix Ltd.

Retalix Ltd., with headquarters in Israel, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. Recently, the Company expanded its product line by offering its head and back-office applications via the Internet to small chains and single store food retailers. With installations in more than 20,000 stores and quick service restaurants across 41 countries, the Company markets its software solutions through direct sales, distributors, local dealers and through its U.S. subsidiary, Retalix USA, Inc., and its various other subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's Ordinary Shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web site at www.retalix.com.

Safe Harbor for Forward-Looking Statements: *Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include a custome'rs use of software, the integration of its operational systems and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2000, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.*

# # #

Retalix

Contact Information:

Coffin Communications Group
15300 Ventura Boulevard, Suite 303
Sherman Oaks, CA 91403
(818) 789-0100
Crocker Coulson, Partner
crocker.coulson@coffincg.com

Retalix Ltd.
Barry Shaked, CEO
Danny Moshaioff, CFO
Retalix Ltd.
(011) 972-9-776-6677

FOR IMMEDIATE RELEASE

Retalix Ltd. Announces First Quarter 2002 Results

- *Company posts record revenues of $16.2 million, an increase of 14% over Q1 2001*
  - *First quarter operating income up 174% to $1.3 million, versus Q1 2001*

Ra'anana, Israel, April 30, 2002 – Retalix Ltd., (Nasdaq: RTLX), a leading provider of integrated enterprise-wide software solutions for the retail food industry worldwide, today announced its operating results for the first quarter ended March 31, 2002.

Net revenues for the quarter ended March 31, 2002 were $16.2 million, an increase of 14% from $14.3 million in the first quarter of 2001. Operating income rose 174% to $1.3 million, as compared to $462,000 in the first quarter of 2001. The Company reported net income for the quarter of $0.82 million, or $0.06 per diluted share, compared to a net income of $2.2 million (including a capital gain of $2.4 million), or $0.18 per diluted share, in the first quarter of 2001.

Business highlights for Q1 2002 include:

- Rollout of 237 Pilot Travel Centers begins - schedule calls for 2 sites per week
- SPAR, Shoprite and Clicks rollout ongoing to a total of 700 sites in South Africa
- ReMA wins Microsoft European RAD award
- First self checkout installations go live with PSI systems in US
- Successful completion of rollout of 120 sites for Tesoro Petroleum Corporation

"We are pleased to report record revenues and a further growth of our operating profitability in the first quarter of 2002," said Barry Shaked, CEO of Retalix Ltd. "Demand for our enterprise software solutions continues to run strong, and we are engaged in a very high level of lab testing and discussions which should position us to build on this momentum for the balance of 2002 and

- more -

beyond. Retalix continues to benefit from excellent revenue visibility, strong operating margins in our core business and a solid financial position.

"North America continues to be the most important growth engine for Retalix, and we now have over 40% of our employees based in the US market. A significant number of Tier-1 grocery chains will be reaching decision points on their next-generation Point-of-Sale system in the next 6 to 18 months. We believe that our point-of sale-solution is well positioned to address the needs of these chains. The high level of functionality, scalability and reliability offered by our integrated solutions is enabling our clients to improve their operations and lower their costs, while boosting customer retention and loyalty levels."

Shaked noted that Retalix continues to expand with its leading global retailing customers into new geographic territories, fuelled by the unique adaptability of its solutions enabling operation across multiple languages, currencies and taxation methods.

"In Europe we continue our preparations towards rollout for two Tier-1 supermarket chains. Our relationship with Tesco continues to deepen as we progress with implementing their Global Strategy, the primary focus of which is the release of a single point-of-sale platform in all countries in which they operate. In addition, our fuel project for Welcome Break remains on schedule and we have completed the *StorePoint* Host-to-Post rollout for 65 Esthetique stores in Norway.

"In South Africa, software rollouts are ongoing to a total of 700 sites for SPAR Group, Shoprite and Clicks and we have begun new projects for chains in Kenya and Zimbabwe. We have strengthened our distribution channels in Asia/Pacific, focusing on reselling our *StoreLine* product throughout China, Thailand and Hong Kong," Shaked said.

In the convenience-petroleum marketplace, Retalix continues to win market share based on the ability of its solutions to offer seamless fusion of multiple retail formats. Retalix began a rollout across 237 Travel Centers for Pilot Corporation, and completed installation in 120 sites for Tesoro Petroleum Corporation in the Western United States, Alaska and Hawaii. In addition, Tesoro has become the first fuel company to evaluate and begin deploying Retalix's advanced *PocketOffice* mobile solutions, the next-generation family of applications that operate on the Windows CE graphic hand-held devices.

"We continue to see encouraging signs regarding our e-Marketplace initiatives both in Israel and the U.S," continued Shaked. "We are expanding our ASP (application service provider) services to the independent grocery market. These services bring the reality of sophisticated retail management and analysis software tools within the reach of the smaller, independent grocer. In Israel, we now have over 500 independent grocery members, with a combined purchasing power of over $1 billion. In the US, we currently dominate the ship share of point-of-sale products to the Tier-3 and 4 grocery sectors. We are targeting this same customer base for our *StoreNext* venture in the US. As we look to grow *StoreNext* in the US, we are confident that we have the go-to-market strategy to achieve critical mass over the coming two years.

"In addition, we intend to target this customer base and convert front-end usage into complete 'host-to-post' usage by offering, via *StoreNext,* access to both our Back Office and Headquarters applications.

Financial Outlook

"For the full year, we remain confident in achieving revenues of over $70 million and an operational profit exceeding $5 million, inclusive of the significant investment in our *StoreNext* initiatives."

Shaked noted that the financial condition of the Company remains strong with approximately $22 million in cash and equivalents and shareholders' equity of over $50 million.

About Retalix Ltd.

Retalix Ltd., with headquarters in Israel, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. Recently, the Company expanded its product line by offering its head and back-office applications via the Internet to small chains and single store food retailers. With installations in more than 20,000 stores and quick service restaurants across 41 countries, the Company markets its software solutions through direct sales, distributors, local dealers and through its U.S. subsidiary, Retalix USA, Inc., and its various other subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's Ordinary Shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web site at www.retalix.com.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food retailers and suppliers, the conversion of sales leads into customers and the ramp-up of ASP users, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2001, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

(FINANCIAL TABLES BELOW)

RETALIX LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENT OF INCOME
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2002

	Three months ended March 31		Year ended December 31,
	2002	2001	2001
	(Unaudited)		(Audited)
	U.S. dollars in thousands (except per share data)		
REVENUES:			
Product sales	9,356	8,221	34,333
Services and projects	6,875	6,035	24,953
Total revenues	16,231	14,256	59,286
COST OF REVENUES:			
Cost of product sales	1,998	1,910	7,135
Cost of services and projects	2,320	2,109	8,831
Total cost of revenues	4,318	4,019	15,966
GROSS PROFIT	11,913	10,237	43,320
RESEARCH AND DEVELOPMENT EXPENSES, net	3,966	3,619	14,571
SELLING AND MARKETING EXPENSES	4,058	3,410	14,506
GENERAL AND ADMINISTRATIVE EXPENSES	2,624	2,746	12,063
Total operating expenses	10,648	9,775	41,140
OPERATING INCOME	1,265	462	2,180
FINANCIAL EXPENSES - net	(238)	(367)	(365)
OTHER INCOME	20	2,394	2,731
INCOME BEFORE TAXES ON INCOME	1,047	2,489	4,546
TAXES ON INCOME	393	2	706
INCOME BEFORE MINORITY INTERESTS	654	2,487	3,840
MINORITY INTERESTS IN LOSSES (INCOME) OF SUBSIDIARIES	165	(285)	205
NET INCOME FOR THE PERIOD	819	2,202	4,045
EARNINGS PER SHARE :			
Basic	0.07	0.19	0.35
Diluted	0.06	0.18	0.33

(more)

RETALIX LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEET
AT MARCH 31, 2002

	March 31		December 31,
	2002	2001	2001
	(Unaudited)		(Audited)
	U.S. dollars in thousands		
Assets			
CURRENT ASSETS:			
Cash and cash equivalents	21,818	24,699	9,200
Short-term bank deposits	236	1,078	16,397
Marketable securities	1,727	705	1,784
Accounts receivable:			
Trade	20,031	16,141	17,017
Other	1,898	1,503	3,816
Deferred income taxes		221	
Inventories	1,803	1,357	1,822
Loan to associated company		501	
Total current assets	47,513	46,205	50,036
NON-CURRENT ASSETS:			
Deferred income taxes	550	285	578
Investment in securities	1,797		
Long-term bank deposit	41	89	206
Long-term loans to employees	400	263	388
Amounts funded in respect of employee rights upon retirement	2,664	2,170	2,587
Other	286	186	237
	5,738	2,993	3,996
PROPERTY, PLANT AND EQUIPMENT, net	11,948	11,473	12,150
GOODWILL AND OTHER ASSETS, net of accumulated amortization	20,499	15,726	20,601
	85,698	76,397	86,783

(more)

RETALIX LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEET
AT MARCH 31, 2002

	March 31 2002	March 31 2001	December 31, 2001
	(Unaudited)		(Audited)
	U.S. dollars in thousands		
Liabilities and shareholders' equity			
CURRENT LIABILITIES:			
Short-term bank credit	830	58	966
Current maturities of long-term bank loans	5,739	3,763	5,816
Accounts payable and accruals:			
Trade	2,669	2,240	2,822
Employees and employee institutions	1,922	2,059	2,394
Other	1,270	2,397	1,843
Deferred revenues	5,516	3,383	5,123
Total current liabilities	17,946	13,900	18,964
LONG-TERM LIABILITIES:			
Long-term bank loans, net of current maturities	12,170	13,508	13,160
Employee rights upon retirement	3,918	3,779	3,885
Total long-term liabilities	16,088	17,287	17,045
Total liabilities	34,034	31,187	36,009
MINORITY INTERESTS	1,580	1,116	1,714
SHAREHOLDERS' EQUITY:			
Share capital	3,433	3,334	3,427
Additional paid in capital	29,463	26,234	29,264
Retained earnings	17,188	14,526	16,369
Total shareholders' equity	50,084	44,094	49,060
	85,698	76,397	86,783

(more)

RETALIX LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2002

	Three months ended March 31		Year ended December 31,
	2002	2001	2001
	(Unaudited)		(Audited)
	U.S. dollars in thousands		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	819	2,202	4,045
Adjustments required to reconcile net income to net cash provided by operating activities:			
Minority interests in income (losses) of subsidiaries	(165)	285	(205)
Depreciation and amortization	716	983	5,132
Capital gain on disposal of property, plant and equipment and from change in percentage of shareholding in consolidated subsidiary	(21)	(2,394)	(3,232)
Write-off of a loan to associated company			
Compensation expenses resulting from shares and options granted to employees	31	14	56
Changes in accrued liability for employee rights upon retirement	33	97	195
Loss (gains) on amounts funded in respect of employee rights upon retirement	60	(3)	(127)
Loss from marketable securities	34	103	82
Deferred income taxes – net	10	(20)	232
Erosion of (linkage differences on) long-term loans to employee	10	2	(11)
Linkage differences on long-term bank loans	(109)		
Investment in marketable securities		(915)	(4,220)
Proceeds from sale of marketable securities		3,999	6,246
Interest (linkage differences) accrued on bank deposits	3	2	(3)
Changes in operating asset and liability items:			
Decrease (increase) in accounts receivable:			
Trade	(3,014)	311	1,268
Other	1,859	(299)	(2,298)
Increase (decrease) in accounts payable and accruals:			
Trade	(153)	857	158
Other	(1,037)	(688)	(2,983)
Decrease in inventories	19	402	374
Increase in deferred revenues		1,588	394
Net cash provided by (used in) operating activities - forward	(512)	6,526	5,604

(more)

RETALIX LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2002

	Three months ended March 31		Year ended December 31,
	2002	2001	2001
	(Unaudited)		(Audited)
	U.S. dollars in thousands		
Net cash provided by (used in) operating activities - brought forward	(512)	6,526	5,604
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property, equipment and other assets	(465)	(414)	(2,234)
Proceeds from disposal of an investment in long-term deposit	162	38	67
Investment in non current marketable securities	(1,774)		
Short-term bank deposits - net	16,161	2,221	(13,062)
Acquisition of subsidiaries consolidated for the first time (a)			21
Amounts funded in respect of employee rights upon Retirement, net	(137)	(83)	(464)
Proceeds from disposal of property and equipment	74	12	317
Collection of long-term loans to employees	8	2	12
Investment in long-term deposit			(97)
Long-term loans to employees	(10)	(24)	(102)
Net cash provided by (used in) investing activities	14,019	1,752	(15,542)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Long-term bank loan received			5,102
Short-term bank credit - net	(136)	(244)	(831)
Repayment of long-term loan from bank	(958)	(1,430)	(4,384)
Proceeds from issuance of shares of subsidiary to a third party		3,500	3,500
Issuance of share capital to employees	205	49	1,205
Net cash provided by (used in) financing activities	(889)	1,875	4,592
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	12,618	10,153	(5,346)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	9,200	14,546	14,546
CASH AND CASH EQUIVALENTS AT END OF PERIOD	21,818	24,699	9,200

(more)

RETALIX LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2002

	Three months ended March 31, 2001	Year ended December 31, 2001
	(Unaudited)	(Audited)
	U.S. dollars in thousands	
(a) Acquisition of subsidiary consolidated for the first time - assets and liabilities of the subsidiary at date of acquisition:		
Working capital (excluding cash and cash equivalents)	69	4,790
Fixed assets	(7)	(865)
Other assets		(625)
Amounts funded in respect of employee rights upon retirement	(2)	(89)
Accured liability for employee rights upon retirement		97
Long-term loan		108
Minority interests in subsidiaries		1901
Goodwill arising on acquisition	(60)	(6,689)
Issuance of share capital		1,393
	-,-	21

Supplementary information on investing activities not involving cash flows:

In 2001, the Company acquired shares of a subsidiary and a loan from its shareholders in consideration of issuance of share capital of the Company at a total value of approximately $1,943,000.

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